Larry Spirgel
Assistant Director
Robert Shapiro
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Law Clerk
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

January 15, 2015

RE:                      Alpine 4 Automotive Technologies Ltd.
Registration Statement on Form S-4
Filed November 4, 2014
File No. 333-199840

Dear Messrs. Spirgel, Shapiro, Littlepage, Fischer, and Mastrianna:

This correspondence is in response to your letter dated December 1st, 2014 in reference to the filing by Alpine 4 Automotive Technologies Ltd. (the “Company”) of a registration statement on Form S-4, File No. 333-199840 (the “Registration Statement”) filed November 4th, 2014 on behalf of Alpine 4 Automotive Technologies, Ltd.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 1”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 1, redlined to show changes to the original Registration Statement, together with a paper copy of this response letter, have also been provided for your convenience.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 1.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

General

Comment 1
Please provide all of the disclosure required by Form S-4 within the body of your registration statement. We note your statements, at page 4 and elsewhere at pages 46 and II-2, that you are incorporating by reference important business and financial information about Alpine 4 and AutoTek, however Alpine 4 does not appear eligible to incorporate by reference in response to the item requirements of Form S-4. Please revise.

Answer:

The Company has revised Amendment No. 1 to include financial statements for Alpine 4, rather than incorporate them by reference to other filed reports of the Company.  Additionally, the Company has removed references to incorporation of other documents by reference, other than exhibits that are filed with the Original S-4 or with Amendment No. 1.  Finally, the Company has also included other information required by Form S-4 that had previously been incorporated by reference.

Comment 2
Please clarify if the Share Exchange will occur if the Asset Purchase Agreement is not approved at a special meeting of AutoTek shareholders.

Answer:

The Company has revised the disclosures throughout Amendment 1 to explain that if a majority of the AutoTek stockholders do not approve the entry by AutoTek into the Asset Purchase and Share Exchange Agreement (the “Agreement’), Alpine 4 and AutoTek will not close the Asset Purchase Transaction.  Because the offer of the Share Exchange by Alpine 4 was in partial payment for the assets to be acquired pursuant to the Agreement, if the two parties do not proceed with the Asset Purchase Transaction, Alpine 4 will not offer the Share Exchange to the AutoTek stockholders.

Comment 3
Please revise to include disclosure concerning the tax consequences of your proposed transactions. To the extent that the tax consequences are material, please advise us whether you will be providing a tax opinion as an exhibit to your registration statement. Please refer to Item 601(b)(8) of Regulation S-K.

Answer:

The Company has revised the Registration Statement to disclose in several sections (Q&A, Summary, and the main discussion of the proposed transactions) the tax consequences of the Share Exchange to the AutoTek stockholders.  Management of Alpine 4 is unable to determine whether the tax consequences will be material to any individual AutoTek or Alpine 4 stockholder, because the Share Exchange will not close, if at all, until after the closing of the Asset Purchase transaction.  As such, management does not believe that it is required to, and does not intend to, provide a tax opinion.

Comment 4
Please revise to include disclosure concerning any material differences between the rights of AutoTek security holders and the rights of holders of the securities being offered in exchange. Please refer to Item 4(a)(4) of Form S-4

Answer:

The Company has included a detailed description of the comparison of the rights of the AutoTek stockholders and those of the Alpine 4 stockholders.

Comment 5
Please provide pro forma financial information pursuant to Rule 8-05 of Regulation S-X. Refer to instructions for Item 5 of Form S-4. In this regard, since the total number of shares of Alpine 4 common stock issuable in connection with the share exchange is unknown, your pro forma information should reflect the range of possible results.

Answer:

As noted in more detail below in response to Comment No. 6, management of Alpine 4 has reviewed the proposed asset purchase transaction with its professional advisors, and believes that it is not a business acquisition or merger transaction that would require the provision of financial statements or pro forma financial statements of AutoTek.  Alpine 4 has agreed with AutoTek to purchase an asset of AutoTek, source code software, subject to the approval by the shareholders of AutoTek.  Following the acquisition, AutoTek will continue to own its remaining assets, and will continue to operate as a separate company, with a separate business model and strategy.  As such, management respectfully contends that no pro forma financial information is required in connection with the proposed asset purchase transaction.

Comment 6
Include historical audited annual financial statements of AutoTek, Inc. and unaudited financial statements for any subsequent interim period. Refer to instructions to Item 17 of Form S-4.

Answer:

Management of Alpine 4 has reviewed the proposed transaction and does not believe that the financial statements of AutoTek are required to be provided or included.  The Company respectfully contends that the transaction is not a business acquisition or reverse merger.  The Company has reviewed the transaction structure with its professional advisors and among management, and believes that the proposed transaction is the purchase of an asset (software source code) by one company, Alpine 4, from another company, AutoTek.

By way of overview, AutoTek was formed in March 2013 by an individual who is no longer associated with the Company.  Prior to August 5, 2014, AutoTek had assets that consisted of the software source code; cash; certain furniture, fixtures, and equipment (approx. $12,000); and approximately 4,000 units of inventory of an automobile secondary market part, a safety product for cars that has been sold under several brand names, including BrakeSafe and BrakeTek.  This technology was invented by Mr. Battaglini.  As noted in the Company’s registration statement on Form S-4, Mr. Battaglini sold his interest in a prior company that sold and marketed the brake product in 2012.  Mr. Battaglini assigned the BrakeTek product and property to AutoTek when he joined AutoTek.  Mr. Battaglini, through AutoTek, also began development of source code and software but that software code was never completed, and was never integrated into any device.  Mr. Battaglini determined to not pursue the source code technology, but instead to focus on the brake technology safety device.

Alpine 4 was formed in Delaware in April 2014 by an individual no longer affiliated with Alpine 4.  There was no relationship between Alpine 4 and AutoTek at the time of the formation of Alpine 4.  In June 2014, Mr. Battaglini and Mr. Wilson became officers of Alpine 4 in connection with the purchase by Mr. Battaglini of the outstanding shares of Alpine 4.  Subsequently, AutoTek entered into a license agreement, pursuant to which AutoTek licensed to Alpine 4 the source code and software.

Pursuant to the License Agreement, Alpine 4 completed the development of the software, and integrated the software into devices which can be plugged into an automobile’s OBD (onboard diagnostics) port, and through both GPS and cellular based service, can provide detailed information about a vehicle’s status to automobile dealerships, service departments, and vehicle owners.  As noted, at the time of the license agreement, the source code was not completed, did not have any capability to function, and was not integrated into any device.  Following the License Agreement, Alpine 4 completed the development of the software, worked to integrate the completed software into hardware/devices, arranged for the manufacture of these devices, and began contacting automobile dealerships to sell the LotWatch and ServiceWatch products and services.  Pursuant to the License Agreement, Alpine 4 is required to pay royalties to AutoTek for the use of the software source code.

Dear Shareholders Letter, page 1

Comment 7
Your statement in paragraph 4 that the company is a shell corporation is at variance with your statement on page 22 under “Sales of our common stock under Rule 144 could reduce the price of our common stock” that the company has exited shell company status. Please provide us with the detailed legal analysis whereby the company determined that it is no longer a shell company as defined in Rule 405 of the Securities Act of 1933.

Answer:

The Company has changed the reference from being a shell company to being a former shell company.

Rule 405 defines a “shell company” as follows:

Shell company. The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

As noted in the S-4, on August 5, 2014, the Company entered into the License Agreement with AutoTek.  Following the entry into the License Agreement, the Company completed the development of the licensed source code to make it compatible with the Company’s ODB II devices.  As of the date of the Proxy Statement/Registration Statement, Alpine 4 had agreements with two manufacturers for the on-board diagnostic devices that will use the LotWatch and ServiceWatch source code.  The creation of the devices and the agreements for the manufacturing of the devices was done through the Company and its vendors, and not through AutoTek.  As discussed in more detail in the S-4, following the License Agreement, the Company began implementation and deployment of the LotWatch and ServiceWatch products, and as of the date of the Proxy Statement/Registration Statement, had completed installations in four automobile dealerships, and was in negotiations with numerous additional dealerships regarding installation agreements.

As such, through the use of the technology pursuant to the License Agreement, the Company had assets consisting of inventory of the devices, accounts receivable for the revenues from the agreements with the dealerships, as well as growing operations.  Management of the Company  disclosed this information in the S-4, and referenced the disclosures in the Form 8-K filed to disclose that the Company was no longer a shell company.

Questions and Answers About the Transactions and the AutoTek Special Meeting, page 7

Comment 8
Please revise to include a separate question and answer disclosing how Alpine 4’s business and operations will be impacted in the event that the Asset Purchase Agreement is not agreed to and the Licensing Agreement expires as a result.

Answer:

The Company has included a separate question and answer to disclose Alpine 4’s intention to continue to operate pursuant to the License Agreement, and to work with AutoTek management to seek an extension of the License Agreement as necessary.

With Respect to the Asset Purchase Agreement, What Approval is Required?, page 7

Comment 9
Please clarify whether approval of the Asset Purchase Agreement requires the approval of a simple majority of the AutoTek shareholders, or the approval of a majority of the independent AutoTek shareholders.

Answer:

The Company has clarified that the entry by AutoTek into the Asset Purchase and Share Exchange Agreement, and by extension, the Asset Purchase Transaction, must be approved by the holders of a simple majority of the outstanding shares of AutoTek as of the record date, and that a vote of the “independent” stockholders of AutoTek, i.e. those who are not also holders of Alpine 4 shares, is not required.

What Approval is Required for the Share Exchange?, page 8

Comment 10
Please revise to clarify that shareholder approval is not required for the exchange offer to go forward.

Answer:

The Company has revised the disclosures in the Registration Statement, in response to Comment No. 2 above, to explain that if the AutoTek stockholders do not approve the entry by AutoTek into the Asset Purchase and Share Exchange Agreement (the “Agreement’), Alpine 4 and AutoTek will not close the Asset Purchase Transaction.  Because the offer of the Share Exchange by Alpine 4 was in partial payment for the assets to be acquired pursuant to the Agreement, if the two parties do not proceed with the Asset Purchase Transaction, Alpine 4 will not offer the Share Exchange to the AutoTek stockholders.  If the AutoTek Stockholders do approve the Asset Purchase Transaction, the AutoTek stockholders may elect to participate or to not participate in the Share Exchange.

What Will AutoTek Receive in Connection with the Asset Purchase Transaction?, page 9

Comment 11
We note your disclosure that Alpine 4 will pay to AutoTek the sum of $30,000 “in immediately available funds[.]” In light of Alpine 4’s minimal assets, please clarify how you will cause these funds to become available. Please also disclose if you have an agreement with a third party to provide this sum.

Answer:

Mr. Battaglini has indicated that if the Company has not generated sufficient revenues to be able to pay the cash component of the purchase price in connection with the Asset Purchase Transaction, he has reserved funds which can be used by Alpine 4 to pay the cash purchase price.  Mr. Battaglini has indicated that he either plans to purchase additional shares of restricted common stock of Alpine 4, or lend the funds to Alpine 4 pursuant to a promissory note.  The Company has disclosed these plans and Mr. Battaglini’s reservation of funds in the Registration Statement.

What will AutoTek Shareholders receive in connection with the Share Exchange if they choose to participate? What happens if they choose to not participate?, page 9

Comment 12
Please revise to clarify that an AutoTek shareholder wishing to take part in the Share Exchange must surrender all shares currently owned to take part in the exchange.

Answer:

The Company has revised the Registration Statement to clarify that AutoTek stockholders may exchange, some, all, or none of their shares of AutoTek common stock in connection with the Share Exchange, and has clarified that to the extent they retain any shares of AutoTek common stock, they will remain AutoTek stockholders, and that if they exchange all of their AutoTek shares, they will cease to be stockholders in AutoTek.

Comment 13
Please provide more detail as to how AutoTek will act as a business operating company assuming the successful completion of the Asset Purchase Agreement and the Share Exchange. In this regard, we are uncertain how AutoTek will operate as a subsidiary by virtue of the Asset Purchase Agreement. Please also describe the anticipated status of AutoTek shareholders who elect not to participate in the Share Exchange with Alpine 4 Automotive Technologies Ltd. if the Asset Purchase Agreement is successfully concluded.

Answer:

The Company has clarified that AutoTek may become a subsidiary of Alpine 4, depending on the outcome of the Share Exchange.  In other words, if none of the AutoTek stockholders elect to participate in the Share Exchange, Alpine 4 will not own any shares of AutoTek.  Also, as noted in response to Comment 12 above, the Company has explained that if AutoTek stockholders elect to not participate in the Share Exchange, they will remain stockholders of AutoTek.

The Company has also clarified and augmented the disclosures that AutoTek management plans to continue to operate AutoTek as a separate entity, with its own business and focus that is separate and distinct from that of Alpine 4.  As noted in the Registration Statement, AutoTek has other product lines, including the brake light-related products and technologies, that it plans to develop and sell which are unrelated to the source code assets that are the subject of the Asset Purchase Transaction.  As such, if the Asset Purchase Transaction is approved by the AutoTek stockholders, and AutoTek and Alpine for proceed to close the transaction, AutoTek will still have other products that will form the basis of its operations and business strategies.

The Company has revised the Registration Statement to clarify that in connection with the Share Exchange, Alpine 4 may receive, some, all, or none of the outstanding stock of AutoTek from the AutoTek stockholders.  As noted in the Registration Statement, there is no minimum number of AutoTek shares which are required to be received by Alpine 4, and the AutoTek stockholders are not required to participate in the Share Exchange, even if the Asset Purchase Transaction is approved and closed.

The Company has also clarified that management of both Alpine 4 and AutoTek anticipate that AutoTek will continue as a separate entity, with its own business and operations, and that Alpine 4 will not seek to merge with or “roll up” AutoTek, irrespective of how many shares of AutoTek are received by Alpine 4 in the Share Exchange.

The Company has augmented its disclosures relating to the status of AutoTek stockholders who elect to not exchange any or all of their shares in the Share Exchange.  As noted in response to Comment 12 above, the Company has clarified that the AutoTek stockholders are entitled to exchange, all, some, or none of their AutoTek shares in the Share Exchange, and to explain that any AutoTek stockholder who does not exchange all of his or her AutoTek shares in the Share Exchange will continue as a stockholder of AutoTek.

Are AutoTek Shareholders Entitled to Dissenters’ Rights?, page 11

Comment 14
We note that AutoTek has “agreed to provide dissenters’ rights to its shareholders in connection with the Asset Purchase Agreement.” Please clarify whether a formal agreement exists and to what degree it is binding upon AutoTek.

Answer:

AutoTek’s board of directors reviewed with counsel the Arizona corporate statutes relating to the requirement to offer dissenters’ rights.  AutoTek’s board determined that the sale of the assets likely did not trigger dissenters’ rights under Arizona law because it did not constitute a sale of all or substantially all of the assets of AutoTek.  However, because there has been no market for shares held by AutoTek stockholders, and in an effort to provide additional alternatives to the AutoTek stockholders who opposed the sale of the source code to Alpine 4, the AutoTek Board of Directors determined to provide dissenters’ rights to the AutoTek stockholders in connection with the Asset Purchase Transaction.
Additionally, Title 10, Chapter 13, of the Arizona corporate statutes specifically authorizes an Arizona corporation to provide dissenters’ rights to its stockholders:

10-1302. A. A shareholder of a domestic corporation is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

5. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, the bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

The AutoTek Board of Directors, by resolution, agreed to provide the dissenters’ rights to the stockholders of AutoTek, as noted in the Registration Statement

Summary
The Parties, page 12 Alpine 4 Automotive Technologies, Limited, page 12

Comment 15
Please revise to file as exhibits, if material, the agreements “with two manufacturers for the on-board diagnostic devices that will use the LotWatch and ServiceWatch source code.” Please see Item 601(b)(10) of Regulation S-K.

Answer:

The Company has revised its disclosures in the Registration Statement to identify the agreements and describe their terms.  The Company has filed redacted versions of the agreements as exhibits to the Registration Statement, subject to requests for confidential treatment which were submitted to the Office of the Secretary of the Commission on the day the Amendment No. 1 was filed.

Accounting Treatment of the Asset Purchase Transaction, page 15
Accounting Treatment of the Asset Purchase Transaction, page 40

Comment 16
Please expand your disclosures to fully address the nature and terms of the proposed share exchange, and your accounting for it, so that it is wholly transparent to readers and advise us. In this regard, we note that the total number of shares of Alpine 4 common stock issuable in connection with the share exchange is unknown. Therefore, it appears your explanation of the accounting should address both (i) in the event that the number of shares issued to AutoTek stockholders results in these stockholders holding a majority of the outstanding shares of Alpine 4 and (ii) in the event that the number of shares issued to AutoTek stockholders results in these stockholders holding a minority of the outstanding shares of Alpine 4. This disclosure should also specifically address the following:

 The percentage ownership in Alpine 4 that would be held by AutoTek stockholders if 100% of these stockholders were to exchange their shares.

 Disclose the details of any commitments by AutoTek stockholders to participate in the share exchange. Also, if applicable, indicate if the committed stockholders would represent a majority ownership in Alpine 4.

 Disclose how you will account for the merger of AutoTek and Alpine 4 and if applicable, tell us why it will not be treated as a recapitalization of AutoTek. Refer to ASC 805-40.

Answer:

The Company has revised the Registration Statement to augment its disclosure relating to the proposed Share Exchange.  The Company has noted that there is no minimum number of shares which must be tendered in the Share Exchange for the Share Exchange to close, and that the closing of the Asset Purchase Transaction is not dependent on the closing of the Share Exchange.

Additionally, the Company has revised the Registration Statement to include the following information relating to the potential percentage ownership by AutoTek stockholders, depending on the number of shares of AutoTek that are tendered in the Share Exchange:

Share Ownership in Alpine 4 by AutoTek Stockholders

Until the Share Exchange has been completed, the total number of shares of Alpine 4 common stock issuable as Exchange Shares is unknown.  Accordingly, we cannot determine what percentage of Alpine 4 will be owned by the stockholders of AutoTek, in the aggregate, until the Share Exchange has closed.

The following table provides information about the percentage ownership of Alpine 4 for several hypothetical percentages of AutoTek shares exchanged.  The information in the table is based on the following figures:
-	Shares of AutoTek outstanding prior to the Share Exchange: 25,000,000
-	Shares of Alpine 4 outstanding prior to the Share Exchange: 85,027,890
-	Hypothetical exchanges of the number of shares exchanged as shown below.

Hypothetical Number (Percentage) of AutoTek Shares Exchanged		Shares of Alpine 4 Outstanding Prior to Exchange of AutoTek Shares Indicated	Number of Exchange Shares of Alpine 4 issuable	Shares of Alpine 4 Outstanding Following Exchange of AutoTek Shares Indicated	Percentage Ownership by AutoTek Shareholders (as a Group) Following Exchange of Shares
2,500,000	(10%)	85,027,890	15,000,000	100,027,890	15.00%
5,000,000	(20%)	85,027,890	30,000,000	115,027,890	26.08%
10,000,000	(40%)	85,027,890	60,000,000	145,027,890	41.37%
15,000,000	(60%)	85,027,890	90,000,000	175,027,890	51.42%
20,000,000	(80%)	85,027,890	120,000,000	205,027,890	58.53%
25,000,000	(100%)	85,027,890	150,000,000	235,027,890	63.82%

Charles Winters and Scott Edwards are directors of AutoTek, as well as shareholders and directors of Alpine 4.  Mr. Winters owns 1,083,000 shares, and Mr. Edwards owns 420,000 shares of AutoTek common stock.  Both Mr. Winters and Mr. Edwards have indicated their intention to exchange their AutoTek shares for shares in Alpine 4 in the Share Exchange, although they are under no contractual obligations to do so.  If they exchange their AutoTek shares, they would be entitled to receive 6,498,000 and 2,520,000 shares, or an aggregate of 9,018,000shares of Alpine 4 shares, which would be approximately 4.81% of the total outstanding shares of Alpine 4, assuming a full exchange of all 25,000,000 shares of AutoTek.

Additionally, the Company has revised the Registration Statement to provide the accounting treatment of the Asset Purchase Transaction.  The Company has clarified that it intends to account for the transaction as the purchase of an asset.

Management of the Company respectfully notes that the proposed transaction is not a merger or reverse merger/reverse acquisition between Alpine 4 and AutoTek.  Instead, Management of Alpine 4 views the Asset Purchase Transaction as the acquisition of an asset that does not constitute a business, and as such, believes that the provisions of ASC 805-40 do not apply to the Asset Purchase Transaction.

Risk Factors

Alpine 4 has limited management resources, and will be dependent on key executives, page 20

Comment 17
Please revise to indicate whether the key executives you have identified will provide their services on a full time, or part time basis. If the latter, please indicate how many hours per week each plans to devote to your business.

Answer:

The Company has revised the Registration Statement to clarify that once the Asset Purchase Transaction closes (assuming approval from AutoTek stockholders), both Mr. Battaglini and Mr. Wilson anticipate that they will serve full time in their respective capacities with Alpine 4.  The Company has also indicated that Mr. Battaglini will continue to work as needed with AutoTek in the weeks following the closing of the Asset Purchase Transaction, and that Luke Roe will continue his service with AutoTek, and plans to hire additional sales personnel as finances permit.

The total number of shares of Alpine 4 common stock issuable in connection with the Share Exchange is unknown as of the date of this Proxy., page 22

Comment 18
Please revise to indicate how you will communicate ownership percentage to parties participating in the Share Exchange upon completion of the Exchange Offer.

Answer:

The Company has revised the Registration Statement to indicate that following the closing of the Share Exchange, the Company will disclose the number of shares of AutoTek common stock exchanged, and the number of shares of the Company’s common stock issued, in a report filed with the SEC, most likely a Current Report on Form 8-K or a Quarterly Report on Form 10-Q.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview and Highlights, page 28

Comment 19
Please provide the information required by Items 201, 301, and 302 of Regulation S-K. Refer to instructions for Item 17 of Form S-4.

Answer:

The Company notes that Item 17 relates to the disclosures for “the company being acquired” (in Part C) rather than the registrant (in Part B), and as such, interprets Comment 19 as a request to provide information relating to AutoTek rather than Alpine 4.

The Company has provided disclosures in the Registration Statement relating to AutoTek’s lack of trading market, its dividend history, the number of holders of AutoTek common stock, and its lack of equity compensation plans, pursuant to Item 201.  The Company has augmented its disclosures relating to the market price of and dividends on Alpine 4’s common stock to include a statement of the number of shareholders of record of Alpine 4 as of the date of the Registration Statement, together with a statement that following the closing of the share exchange, it will disclose the new number of shareholders.

As outlined above in response to Comment No. 6, Alpine 4’s management believes that the transaction with AutoTek is an asset purchase, namely the purchase of one specific asset, namely the source code asset, rather than the purchase of all of the assets of AutoTek, and as such, Alpine 4 is not acquiring AutoTek as a business.

Additionally, the Company notes that Item 17(b) includes the requirement to “furnish the information  that would be required by the following if securities of such company (i.e. AutoTek) were being registered.”  With respect to Item 301 Selected Financial Data and Item 302 Supplementary Financial Information, the Company respectfully points out that pursuant to Item 301(c) and 302(c), Smaller Reporting Companies are not required to provide these disclosures.  In light of the size of AutoTek, even if it was a reporting company, Management respectfully submits that AutoTek likely would qualify as a Smaller Reporting Company, and as such, would not be required to provide this information.

Comment 20
Please provide a more detailed discussion of the information required by Item 303 of Regulation S-K to better understand the financial condition and results of operations of Alpine 4 Automotive Technologies, Ltd.

Answer:

The Company has augmented its disclosures in the Management’s Discussion and Analysis section to provide disclosures relating to Alpine 4’s results of operations, its liquidity and capital resources, and its plans to fund its operations.

Comment 21
We note your description of Mr. Battaglini as a “former majority shareholder of AutoTek.” We also note that you disclose that Mr. Battaglini currently owns no shares of the outstanding stock of AutoTek. Please clarify as to when Mr. Battaglini ceased to be a majority shareholder of AutoTek.

Answer:

Mr. Battaglini was one of three founders of AutoTek in early 2013, and became a majority shareholder in late 2013 when the two other individuals with whom he  started AutoTek moved on to other opportunities and sold their shares to him. Mr. Battaglini sold his shares in AutoTek in private transactions with other shareholders between March and October 2014.  As of the date of filing of the Registration Statement, Mr. Battaglini owned no shares of AutoTek common stock.  For purposes of clarity, the Company has removed references to Mr. Battaglini’s status as “former majority shareholder.”

Going Concern, page 31

Comment 22
Please update your accumulated deficit through September 30, 2014 and disclose whether management believes it has sufficient working capital to sustain your planned business operations for the next 12 months.

Answer:

The Company has amended the Registration Statement to include its financial statements for the quarter ended September 30, 2014, which were filed with the Company’s quarterly report on Form 10-Q.  Additionally, the Company has updated the “Going Concern” paragraph to provide the accumulated deficit as of September 30, 2014.  The Company has revised this section to include the following language:

Management expects to have sufficient working capital for continuing operations for the next 12 months from either the sale of its products or through the raising of additional capital through private offerings of our securities.  The Company also may elect to seek bank financing or to engage in debt financing through a placement agent.  If the Company is unable to raise sufficient capital from operations or through sales of its securities or other means, we may need to delay implementation of our business plans.

Employment Agreements, page 33

Comment 23
Please revise to present chart disclosure concerning executive compensation under Item 402(n) of Regulation S-K. Please clarify, as applicable, whether the amounts of salary you disclose are accrued at this point in the company’s history.

Answer:

The Company has revised the Registration Statement to provide the tabular disclosure and augmented disclosures relating to executive compensation for the officers of Alpine 4.  The Company has also revised the Registration Statement to clarify that both Mr. Battaglini and Mr. Wilson have elected to no receive any compensation until the Company has begun generating sufficient revenues to pay their salaries, and as such, the Company has not accrued any unpaid salary for Mr. Battaglini or Mr. Wilson.

Recent Developments, page 35

Comment 24
We note that you have entered into a letter of intent with Pure Mobility International, Inc. We further note that Alpine 4 has proposed to issue common stock with an aggregate value of $5,000,000 in order to acquire certain assets of PMII. Please file the letter of intent as an Exhibit to your registration statement. Please see Item 601 of Regulation S- K.

Answer:

The Company has included the Pure Mobility Letter of Intent as an exhibit to the Registration Statement.  By way of additional information, the Company entered into a definitive asset purchase agreement with Pure Mobility International, and closed the acquisition on December 11, 2014.  The Company filed a Current Report on Form 8-K to disclose the agreement and the transaction, and filed a copy of the definitive agreement.  The Company has included disclosures about the Pure Mobility acquisition in the Registration Statement.

AutoTek’s Board of Directors’ Recommendations and Its Reasons for the Asset Purchase Agreement, page 37

Comment 25
Please revise your first bullet point to remove the reference to “AutoTek’s SEC filings.”

Answer:

The Company has revised to remove reference to AutoTek’s SEC filings.

Comment 26
Please revise your second bullet point to describe the due diligence employed by AutoTek’s management and outside advisors. Please identify the advisors, and describe the conclusions of the due diligence. Please advise whether any report was prepared in connection with the due diligence.

Answer:

The Company has revised the second bullet point to remove the reference to the involvement in the due diligence process of AutoTek’s outside advisors, as the due diligence was conducted by AutoTek’s officers and directors. The Company has also revised the bullet point to provide additional information about the scope of the due diligence and the information gained by AutoTek’s management.  No formal report was prepared by AutoTek’s management or its advisors as a result of the due diligence process.

Comment 27
Please revise the fourth bullet point to disclose the regulatory approvals necessary for the proposed transactions to go forward.

Answer:

Upon further review, the Company has removed the reference to regulatory approvals needed, as management of the two entities believes that no such regulatory approvals will be required to complete the Asset Purchase Transaction.

Comment 28
Please expand your disclosure in the first bullet point on page 38 by specifically discussing the various risks and possible contingencies if the proposed transactions do not close

Answer:

The Company has revised its disclosures relating to the potential risks and contingencies to each of the Companies in the event that the proposed Asset Purchase Transaction is not approved by the AutoTek shareholders and does not close.

Comment 29
Please revise the second bullet point on page 38 to provide an estimate of the transaction costs involved in the asset purchase transaction. Please similarly revise the final bullet point on page 39.

Answer:

The Company has revised the bullet point to remove the discussion of costs to AutoTek relating to the Asset Purchase Transaction; the special meeting and related costs; and professional fees.  To date, Alpine 4 has paid nearly all of the costs.  The Company has revised its disclosures with respect to the costs paid by Alpine 4.

Alpine 4 Board of Directors’ Recommendations and Its Reasons for the Asset Purchase Transaction, page 39

Comment 30
We note your general disclosure regarding the risks surrounding a failure to close the proposed Asset Purchase Transaction. As you disclose that Alpine 4 has taken actions in future reliance upon AutoTek source code and products, please specifically disclose the risks associated with the potential for the Asset Purchase Transaction not to close.

Answer:

The Company has augmented its disclosures relating to risks to the Company if the Asset Purchase Transaction does not close, to highlight potential royalty payment costs, the term of the License Agreement, and the risk of not renewing the License Agreement.

Comment 31
Please revise the second bullet point on page 39 to discuss what comprised the Alpine 4 Board’s lengthy review process. Please disclose the conclusions of the review process.

Answer:

The Company has augmented its disclosure relating to the Company’s review process to highlight the review of the source code and software of AutoTek and other potential sources, and the technical review of the source code and software vis-à-vis its integration into the Company’s devices.

Solicitation of Proxies, page 44

Comment 32
Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the internet, must be filed under cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Answer:

The Company acknowledges that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the internet, must be filed under cover of Schedule 14A.

Part II. Information Not Required in Prospectus Undertakings, page II-3

Undertakings, page II-3

Comment 33
Please furnish the undertaking required by Item 22(c) on Form S-4.

Answer:

The Company has furnished the undertaking as requested.

Exhibit Index, page II-5

Comment 34
Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

Answer:

The Company has included a draft of the Exhibit 5 legal opinion with the paper copy of this Letter transmitted to the Commission.  Additionally, the Company has included additional exhibits with Amendment No. 1 as reflected in the Exhibit List

Exhibit 99.1, Form of Proxy Card

Comment 35
We note your statement that if no direction is made, this proxy will be voted for proposals 1 and 3. Please revise to clarify that there are two proposals only.

Answer:

The Company has revised to clarify that there are only two proposals for the AutoTek Special Meeting.

Exhibit C, Bill of Sale

Comment 36
This exhibit to your filing appears to be incomplete. Please advise or revise.

Answer:

The Company has corrected the exhibit list and numbering.  The Asset Purchase and Share Exchange Agreement, which is Annex A to the Registration Statement now has only one exhibit.  Exhibit A is a list of the transferred assets.  The Company has included a complete copy of the Asset Purchase and Share Exchange Agreement, together with its  exhibit with Amendment No. 1.

Conclusion

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

Alpine 4 Automotive Technologies Ltd.

Kent Wilson
CEO/CFO

encl                      S-4 Amendment No. 1 Clean
S-4 Amendment No. 1 Redline
DRAFT Exhibit 5 opinion